

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2013

<u>Via E-mail:</u>
Mr. Jean-François Pruneau
Chief Financial Officer
Quebecor Media Inc.
612 St-Jacques Street
Montreal, Quebec
Canada, H3C 4M8

  Re: Quebecor Media Inc.
    Form 20-F for the fiscal year ended December 31, 2011
    Filed March 22, 2012
    File No. 333-13792

Dear Mr. Pruneau:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or its filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Robert S. Littlepage for

             Larry Spirgel
             Assistant Director

cc: Christian Marcoux, Director, Compliance and Corporate Secretariat of Quebecor Media